Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Eric S. Purple
(202) 507-5154
epurple@stradley.com

July 13, 2018
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Raymond Be

Re:	Global X Funds ("Trust")
File Nos. 333-151713, 811-22209

Dear Mr. Be:

On behalf of the Global X Funds (the "Registrant") and its series, the Global X TargetIncomeTM US 10-Year Treasury +2% ETF (the "Fund"), included in Post-Effective Amendment No. 509 (the "Amendment") to the Registrant's registration statement on Form N‑1A, below you will find the Registrant's responses to the comments conveyed by you on May 22, 2018, with regard to the Amendment.  The Amendment was filed with the U.S. Securities and Exchange Commission ("SEC") on March 27, 2018 pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the "Securities Act").
Below we have provided your comments (in italics) and the Registrant's response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) under the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.  Page numbers refer to the page numbers of the March 27, 2018 Amendment filing.
1.
Comment:  Regarding the Fund's proposed name, please change the name or supplementally explain why the name is not misleading as a representation of "future investment performance" pursuant to Rule 156(b)(2)(ii) under the Securities Act.  Additionally, please explain supplementally why you believe the proposed name is not materially misleading pursuant to Section 35(d) of the 1940 Act and Rule 35d-1 promulgated thereunder.  Also, include a supplemental explanation of how the proposed name is not in violation of Rule 35d-1 if it does

U.S. Securities and Exchange Commission
July 13, 2018
Attention:  Raymond Be

not invest 80% of its assets in U.S. 10-Year Treasuries but has such investment asset in its name.
Response:  Pursuant to our follow-up conversations, the name of the Fund has been changed to "Global X TargetIncome™ Plus 2 ETF."
2.
Comment:  On page 1, in the Fees and Expenses table, please confirm that there are no acquired fund fees and expenses.  If such fees should be disclosed, please add a line item in the table pursuant to Item 3 of Form N-1A.

Response:  The Fund is expected to have acquired fund fees and expenses.  The fee table has been updated to reflect this, disclosing an estimate of 0.39% in acquired fund fees and expenses.
3.
Comment:  On page 1, in the last two paragraphs in the section entitled "Principal Investment Strategies," please provide a more general explanation of how the Underlying Index is formulated.  Include disclosure of how the formula of the Underlying Index is based and the weighting methodology.  Please clarify whether the U.S. 10-Year Treasury yield plus 2% return is to be generated from the formula of the Underlying Index or as part of the Adviser's discretionary portion of the Fund's investable assets.  Additionally, please explain, in plain English, the "optimization" approach that is utilized by the Index Provider.

Response:  The following disclosure has been inserted to respond to the SEC Staff's comments:
"The Underlying Index is constructed from the eligible income-producing asset classes, each of which is represented by an Underlying ETF that provides exposure to the given asset class.  On a quarterly basis, and subject to certain weighting constraints, the Underlying Index is rebalanced to allocate weights to a subset of the eligible Underlying ETFs using a quantitative optimization approach that is described in more detail below.  The Underlying Index has a target yield of the US 10-Year Treasury + 2% Plus, which is expected to be generated by the income from the allocation to the Underlying ETFs."
In addition, the Registrant has revised its disclosure to explain, in plain English, the "optimization" approach that is utilized by the Index Provider (with the new disclosure underlined):
"Optimization is the quantitative process of selecting a specific portfolio allocation from the set of all potential portfolio allocations, based on a defined objective and subject to certain constraints.  Given that the objective of the Underlying Index is ^to achieve the stated income target while seeking to minimize overall portfolio risk^, the primary optimization inputs for the

U.S. Securities and Exchange Commission
July 13, 2018
Attention:  Raymond Be

Underlying Index are the yield, ^ volatility, and correlation characteristics of the Underlying ETFs.  The primary optimization constraints are the maximum weights of the Underlying ETFs as described in more detail below.  Based on  these inputs and constraints, the optimization process quantitatively determines the allocation to the Underlying ETFs at each quarterly rebalance."
4.
Comment:  In the first paragraph of page 2, regarding Bond ETFs that are Underlying ETFs, please add any relevant disclosure concerning credit quality or duration of the bond assets on a look through basis that the Fund seeks to target.

Response:  The Registrant has included the following disclosure to respond to the SEC Staff's comment:
"The Underlying ETFs which invest in bonds may have exposure to investment grade and non-investment grade bonds."
5.
Comment:  In the section entitled "Principal Investment Strategies" on pages 1 and 2, and elsewhere where relevant, please clarify when using the word "ETF" whether that is in reference to "Underlying ETFs" or the Fund itself.

Response:  Where relevant and as appropriate, the Registrant has clarified references to "Underlying ETFs" and the Fund itself.
6.	Comment: In the second paragraph on page 2, regarding the second sentence, please explain how the Index Provider determines the relative weightings.
Response:  The following underlined disclosure has been inserted to respond to the SEC Staff's comment:
"The Index Provider determines the relative weightings of the Underlying ETFs of the Underlying Index based on the output from the quantitative optimization process described above."
7.	Comment: On page 4, in the High Yield Securities Risk disclosure, please add the following sentence at the end of the risk disclosure: "Investing in junk bonds is speculative."
Response:  The requested disclosure has been inserted.
8.
Comment:  Regarding MLP Risk disclosure on page 5, please confirm if the Fund invests in MLPs and, if applicable, correct the fees and expenses table on page 1 to correct the income expense disclosure and disclose any deferred income expenses.  Additionally, if the Fund does invest in MLPs and retains the investment until the basis is reduced to zero, please update the "Taxes" section

U.S. Securities and Exchange Commission
July 13, 2018
Attention:  Raymond Be

starting on page 26 to disclose that subsequent distributions will be taxable at ordinary income rates and that shareholders may receive a corrected 1099.
Response:  The Fund, as a fund of funds, intends to invest in Underlying ETFs that invest in MLPs, but the Fund itself does not intend to invest directly in MLPs.  As a consequence, the Registrant respectfully declines to revise the disclosure, as recommended.  The Registrant has clarified this concept in a new section, titled "MLP Tax Risk," which states:
"MLP Tax Risk.  Some of the Underlying ETFs in which the Fund invests may have investments in MLPs.  MLPs do not pay U.S. federal income tax at the partnership level. Rather, each partner is allocated a share of the partnership's income, gains, losses, deductions and expenses. A change in current tax law, or a change in the underlying business mix of a given MLP, could result in an MLP being treated as a corporation for U.S. federal income tax purposes, which would result in such MLP being required to pay U.S. federal income tax on its taxable income. The classification of an MLP as a corporation for U.S. federal income tax purposes would have the effect of reducing the amount of cash available for distribution by the MLP. Thus, if any of the MLPs owned by an Underlying ETF in which the Fund invests were treated as a corporation for U.S. federal income tax purposes, it could result in a reduction in the value of the Fund's investment in the Underlying ETF and lower the Fund's income."
9.	Comment: Regarding the Fund's investment in MLPs, please confirm whether that includes holding general partner interests in the MLP. If so, please update the risk disclosure on page 5.
Response:  As noted above, the Fund does not intend to invest in MLPs, and in addition, does not intend to hold general partner interests in MLPs.
10.	Comment: Regarding the second sentence of the MLP Risk disclosure on page 5, please be more specific about the "macro-economic and other factors" that may affect the Fund.
Response:  The following underlined disclosure has been inserted to respond to the SEC Staff's comment:
"MLP Risk: Some of the Underlying ETFs in which the Fund invests may have investments in MLPs.  Investments in securities of an MLP^ involve risks that differ from investments in common stock, including risks related to limited control and limited rights to vote on matters affecting the MLP, risks related to potential conflicts of interest between the MLP and the MLP's general partner, and cash flow risks. MLP common units and other equity securities can be affected by changes in macro-economic and other factors affecting the stock

U.S. Securities and Exchange Commission
July 13, 2018
Attention:  Raymond Be

market in general, including changes in growth, unemployment, and inflation rates, as well as expectations of interest rates.^ MLP common units and other equity securities can also be affected by investor sentiment towards MLPs or the energy sector, changes in a particular issuer's financial condition, or unfavorable or unanticipated poor performance of a particular issuer (in the case of MLPs, generally measured in terms of distributable cash flow). Prices of common units of individual MLPs and other equity securities also can be affected by fundamentals unique to the partnership or company, including earnings power and coverage ratios."
11.	Comment: On page 5, in the Model Portfolio Risk disclosure, please clarify if the proprietary model is a quantitative model or other type of proprietary model.
Response:  The Registrant has inserted the following disclosure:
"The Underlying Index utilizes a quantitative optimization model to determine the allocation to the Underlying ETFs in which the Fund invests."
12.	Comment: On page 5, in the Non-U.S. Issuers Risk disclosure, please clarify if this risk applies to the issuers or the bonds being issued.
Response:  The following underlined disclosure has been inserted to respond to the SEC Staff's comment:
"Some of the Underlying ETFs in which the Fund invests may have investments in non-U.S. issuers.  Bonds issued by non-U.S. issuers carry different risks from bonds…"
13.	Comment: On page 5, in the Optimization Risk disclosure, please clarify in more detail what "modern portfolio theory" entails.
Response:  The following underlined disclosure has been inserted to respond to the SEC Staff's comment:
"The Fund is based on the 'modern portfolio theory' approach to asset allocation,  which is a framework for determining the allocation of a portfolio with the goal of maximizing expected return for a given level of risk.  While the Fund's Underlying Index is not seeking to maximize expected return, its objective of delivering a specific yield target while minimizing overall risk applies similar modern portfolio theory principles."
14.	Comment: On page 6, in the Risks Related to Investing in ETFs disclosure, please edit this disclosure to reflect that the Fund does invest in ETFs and that this is a primary risk.

U.S. Securities and Exchange Commission
July 13, 2018
Attention:  Raymond Be

Response:  The Registrant has revised the first sentence of this section to state the following (with new language marked):
"The Fund is expected to^ primarily hold ETFs to gain exposure to certain asset classes.  As a result, the Fund ^will be subject to the same risks as the Underlying ETFs."
The Registrant respectfully declines to revise its disclosure to reflect that investment in ETFs is a primary risk, as this disclosure appears in the section of the Prospectus entitled "Summary of Principal Risks," which conveys the concept that investing in ETFs is a primary risk for the Fund.
15.
Comment:  On page 24, after the first sentence in the "Portfolio Management" section, please provide a brief description of each portfolio manager's role (e.g., lead member), including a description of any limitations on the person's role and the relationship between the person's role and the roles of other persons who have responsibility for the day-to-day management of the Fund's portfolio.

Response:  The Registrant respectfully declines to revise the disclosure in the "Portfolio Management" section at this time.  The Registrant believes that its current disclosure is sufficiently responsive to the requirements of Form N-1A at present, and, as the disclosure is standard across the prospectuses for all series of the Trust, the Registrant believes that any change to the section should be considered more broadly.  However, the Registrant undertakes to reconsider this disclosure at the time of its annual update of the Registration Statement.
16.	Comment: In Appendix A, please change "T plus three" to "T plus two" in the second sentence of the first paragraph of the section.
Response:  The Registrant has made the suggested change, along with a corresponding change later in the first paragraph of the section.
Please do not hesitate to contact me at (202) 507-5154 if you have any questions or wish to discuss any of the responses presented above.
Respectfully submitted, /s/ Eric S. Purple Eric S. Purple